

November 14, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re:** **Euronav NV**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed November 4, 2014**
> **File No. 333-198625**

Dear Mr. Rodgers:

We have reviewed your response to our prior comment letter to you dated September 22, 2014 and have the following additional comments.

Notes to Condensed Consolidated Interim Financial Statements

Note 4 – Significant Events, page F-8

1. We note the disclosure on page F-11 indicating that the Group cancelled the time charter out contract on the VLCC Maersk Hakone against a payment of U.S. $2.5 million on August 11, 2014. Please tell us and revise to disclose how this fee was accounted for in your consolidated statement of operations.

Note 10 – Earnings per share, page F-16

2. We note that the number of ordinary shares outstanding (basic) as at September 30, 2014, as reflected in the table at the top of page F-17 of 129,300,666 shares does not agree to the weighted average number of shares reflected in the calculation of basic earnings per share for the nine months ended September 30, 2014 as disclosed on page F-16 of 112,238,388. Please reconcile and revise these disclosures.

Exhibits 10.15 and 10.18

3. We note your response to our prior comment 5. It appears that Appendix 4 to these exhibits is missing certain conformed signatures. Please re-file or advise.

   You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

        Sincerely,

        /s/ Susan Block

        Susan Block
        Attorney-Advisor

cc: <u>Via E-mail</u>
   Gary J. Wolfe, Esq.